
November 9, 2011

Via E-mail
William A. Hartman
Chief Executive Officer
Premier Biomedical, Inc.
10805 Fallen Leaf Lane
Port Richey, FL 34668

> **Re:** **Premier Biomedical, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed November 8, 2011**
> **File No. 333-174876**

Dear Mr. Hartman:

We have reviewed Amendment 4 to your registration statement filed November 8, 2011 in response to our November 4, 2011 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the following two statements on pages 7 and 36, respectively:

   - "Even if we, *or* our collaboration partners, receive regulatory approval for our product candidates…" (emphasis added).

   - "Actual clinical trials with patients, *if* conducted in conjunction with our collaboration partners…" (emphasis added).

   Your November 7th response letter clearly states that the company "do[es] not plan to take Feldetrex past the development stage and into clinical trials." Please revise these statements to eliminate this inconsistency. The statements currently imply that the company might receive regulatory approval or conduct clinical trials independent of collaboration partners.

Risk Factors, page 4

2. Please include a separate and appropriately titled risk factor which clearly states that the company does not plan to take Feldetrex past the development stage without engaging a collaborative partner and which addresses the consequences of the company's failure to enter into collaboration agreements, as discussed. Your disclosure should address the fact that without collaboration partners, the company's product candidates will not likely progress to market or make revenue for the company.

"The FDA might not approve our product candidates for marketing and sale." page 6

3. In your November 7th response letter you state that the company's "management has concluded that the ANDA process is not applicable, and references thereto will be removed." However, the possibility of an ANDA is still discussed on page 6. Although you have qualified the disclosure to refer to "some" of the company's product candidates and have stated that your "belief about the use of an ANDA" may be incorrect, the current disclosure is insufficient in light of your admission that the ANDA process is not applicable to Feldetrex, your most advanced product. Please revise your disclosure to explicitly state that, with regard to Feldetrex, you would not be eligible for the ANDA route and that your future collaboration partners will need to file an IND prior to undergoing Phase I, II and III clinical testing, and then will file a New Drug Application. Please clarify this point wherever you mention the possibility of using an ANDA regarding any of your product candidates.

Note 7 – Stockholders' Equity, page F-11

4. We acknowledge your response to prior comment two. Please disclose how you determined the value of $.00001 for the 10 million common shares issued in 2010 and 500,000 common shares issued in January 2011 to the founders. Pease also disclose all of the assumptions used to estimate the fair value of your common stock, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value for all of your common stock issuances in 2010 and 2011. Please also disclose the factors that account for the increase in value per common share from $.00001 in June 2010 and January 2011 to $.10 in February 2011 to $.25 in June 2011.

Note 8 – Series A Convertible Preferred Stock Warrants, page F-12

5. We acknowledge your response to prior comment three. Please disclose the estimated term used to determine the value of the warrants issued in June 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Brian A. Lebrecht, Esq. (The Lebrecht Group, APLC)